Exhibit 99.1

THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE OR FORM PART OF ANY OFFER OR INVITATION TO SELL OR ISSUE, OR ANY SOLICITATION OF AN OFFER TO PURCHASE OR SUBSCRIBE FOR, ANY SECURITIES OF IHS HOLDING LIMITED.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN OR ANY OTHER JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO. PLEASE SEE THE IMPORTANT NOTICES AT THE END OF THIS ANNOUNCEMENT. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

PRESS RELEASE

successful pricing of

$500 million of 5.625% Senior Notes due 2026

$500 million of 6.250% Senior Notes due 2028

by IHS HOLDING LIMITED

London, UK — November 18, 2021.

IHS Holding Limited (NYSE ticker: IHS US) ( “IHS Towers”, and together with its subsidiaries, the “Group”) announced today that it has successfully priced its offering of $500 million 5.625% Senior Notes due 2026 (the “2026 Notes”) and $500 million 6.250% Senior Notes due 2028 (the “2028 Notes” and, together with the 2026 Notes, the “Notes”), in each case at an issue price of 100.000% plus accrued interest, if any, from the Issue Date (as defined below).

Interest on the 2026 Notes will accrue from the Issue Date at a rate of 5.625% per annum, while interest on the 2028 Notes will accrue from the Issue Date at a rate of 6.250% per annum, and in each case will be payable semi-annually.

IHS Towers intends to use the gross proceeds of the Offering to redeem in full its 2025 Notes (as defined below), for fees and expenses in connection with the offering and related transactions and for general corporate purposes.

Settlement of the issuance is expected to occur on November 29, 2021 (the “Issue Date”), subject to customary conditions precedent for similar transactions. The Notes will be senior unsecured obligations of IHS Towers and will be guaranteed by certain other members of the Group.

IHS Towers has concurrently delivered a notice of redemption for the $510 million aggregate principal amount of 7.125% Senior Notes due 2025 (the “2025 Notes”) issued by IHS Netherlands Holdco B.V., a subsidiary of IHS Towers, with such redemption anticipated to occur on November 30, 2021.

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This announcement does not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other security and shall not constitute an offer, solicitation or sale in the United States or in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful.

The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States or other jurisdiction, and the Notes may not be offered or sold within the United States or to, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable state or local securities laws. The Group does not intend to conduct a public offering of securities in the United States.

Promotion of the Notes in the United Kingdom is restricted by the Financial Services and Markets Act 2000 (the “FSMA”), and accordingly, the Notes are not being promoted to the general public in the United Kingdom. This announcement is only addressed to and directed at persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”.) of the Financial Promotion Order, (iii) are outside the UK, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). The Notes will only be available to relevant persons and this announcement must not be acted on or relied on by anyone who is not a relevant person.

The Notes are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any retail investor in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law in the UK by virtue of the European Union (Withdrawal)  Act 2018 (“EUWA”); or (ii) a customer within  the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law in the UK by virtue of the EUWA. Consequently no key information document required by the PRIIPs Regulation as it forms part of domestic law in the UK by virtue of the EUWA (the “UK PRIIPS Regulation”) for offering, selling or distributing the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering, selling or distributing the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

This press release has been prepared on the basis that any offer of the Notes in the United Kingdom (the “UK”) will be made pursuant to an exemption under Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA (the “UK Prospectus Regulation”) from a requirement to publish a prospectus for offers of Notes.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a “qualified investor” within the meaning of Article 2(e) of Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

In connection with the issuance of the Notes, a stabilizing manager (or any person acting on behalf of such stabilizing manager) may over-allot Notes or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the stabilizing manager (or any person acting on behalf of the stabilizing manager) will undertake stabilization action. Any stabilization action may begin on or after the date on which adequate public disclosure of the terms of the offer of the Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the Notes and 60 days after the date of the allotment of the Notes. Any stabilization action or over-allotment must be conducted by the stabilizing manager (or person acting on behalf of the stabilizing manager) in accordance with all applicable laws and rules.

This press release may contain “forward-looking statements” within the meaning of the securities laws of certain jurisdictions. In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the words “believes,” “could,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” “plans,” “continue,” “ongoing,” “potential,” “predict,” “project,” “target,” “seek,” “should” or “would” or, in each case, their negative or other variations or comparable terminology or by discussions of strategies, plans, objectives, targets, goals, future events or intentions, including, without limitation, any references to anticipated synergies to be derived from acquisitions. These forward-looking statements include all matters that are not historical facts. They include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and dividend policy and the industry in which we operate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. You should not place undue reliance on these forward-looking statements.